Offering Memorandum
EqualityMD, LLC

EqualityMD, LLC ("EqualityMD", the "Company," "we," "us", or "our"), a Virginia limited liability company is offering up to $107,000.00 of SAFE interests (the "Securities"), via a co-issuer special purpose vehicle EqualityMD CF SPV 2022, LLC, a Virginia limited liability company (the "SPV"). This Offering is made on the Regulation Crowdfunding portal site Round Here, LLC at https://roundhere.co/ (the "Intermediary").

The Company is offering a SAFE (simple agreement for future equity) with an $8 million valuation cap, to be held by the SPV. Those purchasers in this regulation crowdfunding offering ("Investors") will therefore purchase LLC units in the SPV, and the SPV will hold the SAFE agreement with the Company.

The aggregate Minimum Amount for this offering is $10,000.00 (the "Minimum Amount" or "Target Amount"). The Company intends to raise at least the Minimum Amount and up to $107,000.00 (the "Maximum Offering Amount") from Investors in the offering of Securities described in this Form C (this "Offering"). This Offering is being conducted on a best efforts basis and the Company must reach its Minimum Amount by July 27, 2022 (the "Offering Deadline"). If the Company does not raise at least the minimum Target Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

This document may contain forward-looking statements and information relating to the Company, its business plan and strategy, and its industry. These statements are based on the

beliefs and information of the Company's management. When used in connection with the Offering, forward-looking words like "estimate", "project", "believe", "anticipate", "intend", "expect", will identify forward-looking statements. These statements uncertain, and changes in circumstances could frustrate the Company's plans. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Securities have not been suggested or approved by the U.S. Securities and Exchange Commission (the "SEC") or any other federal or state securities commission or regulator. No such authority has deemed this document or the Offering to be accurate or adequate. The Securities are not registered with the SEC, but are offered under a legal and regulatory exemption from registration.

A prospective investor from any participating jurisdiction must purchase the Securities through the Intermediary's portal. Investments may be accepted or rejected by the Company, in its sole discretion. The Company or the Intermediary can reject, cancel, or rescind the offer to sell or an investor's commitment to purchase the Securities at any time, for any reason.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78); (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
The Company will file a report electronically with the Securities & Exchange Commission annually after the first sale of the Securities and will post the report on its website at https://equalitymd.com/ no later than 120 days after the end of the Company's fiscal year.

The Company must continue its ongoing reports until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at

least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law. The Company, which has no predecessors, has not previously failed to comply with the reporting requirements of Regulation CF.

Updates
Updates on this Offering may be found at: https://roundhere.co/equalitymd

This Form
Potential investors can and should rely on the information contained in this Form C, which was accurate as of the date if was filed. No information that is different from that contained here is authorized or should be relied upon. Circumstances may have changed since that date. References to other documents or agreements are summaries and incomplete, and they are subject to the other content and provisions of such other documents.

The Company will receive questions and give answers about this Offering through its offering page provided by the Intermediary. This Form C does not contain all information that may be required to evaluate the Offering, and any recipient should perform its own analysis. Company statements are based on information that is believed to be reliable. No warranty can be made as to the accuracy of all information.

The Company may amend this Form C, but does not expect to update or otherwise revise it or its exhibits. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any after its filing. This Form C is submitted in connection with this Offering and may not be copied or used for any other purpose.


SUMMARY


The Business
The following is only a summary. Potential investors should review all information in this Form C and Exhibits. EqualityMD, LLC is a Virginia limited liability company, formed January 19, 2015. The Company was initially named Equality Virginia, LLC, and it has changed its name three times to reflect changes to its operating plans and services offerings, as shown in the certificate of organization and certificates of amendment included with these offering materials.

The Company's office is at 1342 Flynn Road, Richmond, Virginia. The Company's web site is https://equalitymd.com/ The Company's co-issuer SPV, EqualityMD CF SPV 2022, LLC, is a Virginia limited liability company formed January 25, 2022 for the limited purpose of facilitating this offering and thereafter holding the Securities sold to the investors in this offering.

The Company is in the business of matching an underserved population that often finds it difficult and intimidating to access knowledgeable, competent, and sympathetic care. The Company serves the LGBTQ+ community with telehealth services from trained and culturally competent mental health providers.

A description of the Company's business, principal personnel, and other relevant information can be found in this Offering Memorandum and the exhibits to this Form C and on the Company's offering page on the Round Here, LLC website at https://roundhere.co/equalitymd.

The Offering

Minimum aggregate dollar amount of SAFE interests offered	$10,000.00
Maximum dollar amount of interests offered	$107,000.00
Purchase price per Security	$1.00 per LLC unit (of the SPV entity)
Minimum individual purchase amount	$500.00
Offering deadline	July 27, 2022
Use of Proceeds	see below
Voting Rights	limited, see SPV operating agreement

The Company will pay an initial listing fee to the Intermediary in the amount of $1700. The Company will also pay the following commissions to the Intermediary based on the amount raised in the Offering at the time such funds are moved from escrow: (i) a 7% commission based on the dollar amount equal to or greater than the minimum offering amount.

	Price to Investors	Commission	Net Proceeds
Minimum Individual Purchase	$500	$35	$465
Aggregate Minimum Amount	$10,000	$700	$9,300
Aggregate Minimum Amount	$107,000	$7,490	$99,510

Managers (Directors)

The Company has a Board of Managers which may consist of up to three (3) managers. At present, the founder Mr. Ayars is the sole manager.

Officers

A more complete list of contributors is shown on the offering page of the Intermediary. Key officers include:

Justin Ayars, Chief Executive Officer; experience over the past three years has included founding and serving as CEO of the Company since October 2020 and of its corporate predecessors Q Media and Equality Rewards from January 2015 to October 2020.

Dr. Dustin Nowaskie, M.D., Chief Medical Officer; experience over the past three years has included his work as the founder of OutCare Health since May 2015, and as a resident in the psychiatry department of the Indiana School of Medicine since July 2018.

Sekou Bamba, Chief Technical Officer; experience over the past three years has primarily been his work as a senior consultant with the PQE Group, which serves the life sciences industry, since September 2018.

Brian Rauls, Chief Financial Officer; experience over the past three years has included his service since August 2018 as a fractional and on-demand chief financial officer for TechCXO since August 2018.

Business Plan

The Company is in the business of matching an underserved population that often finds it difficult and intimidating to access knowledgeable, competent, and sympathetic care. The Company serves the LGBTQ+ community with telehealth services from trained and culturally competent mental health providers. As is typical of niche two-sided market services, the Company over time will explore and test the willingness and limits of providers and members to pay subscription agreements or access fees for use of the Company's services and marketplace portal.

SaaS Model
Patients pay $30/month to access our platform.
Providers pay $150/month to access our platform.
Providers pay 25% of every session fee to equalityMD.

New SaaS Revenue
-Additional practice areas (e.g. - general practice)
-New market verticals (e.g. - military veterans)
-Corporate HR benefits (e.g. - Boston Scientific Health, powered by equalityMD)

Additional Revenue Streams
-Health & wellness marketplace
-Data analytics

The Offering

The Company is offering a SAFE (simple agreement for future equity) with an $8 million valuation cap, to be held by a special purpose vehicle (SPV), which is a limited liability company. Investors will therefore purchase LLC units in the SPV which will hold the SAFE agreement with the Company. The SAFE held by the SPV will be subject to conversion to Company shares or LLC units in the event of a future financing event that would trigger conversion, according to the terms of the SAFE.

Use of Proceeds

At minimum Target Amount of $10,000.00	Technology and Product development $5,800.00
	Marketing and Sales $3,200.00
	Administrative and Overhead $1,000.00
At Offering maximum of $107,000.00	Technology and Product development $62,060.00
	Marketing and Sales $32,240.00
	Administrative and Overhead $10,700.00

Capitalization and Previous Securities Offerings, Principal Security Holders

The Company has two types of membership interests: Class A voting units, and Class B profits interests, which are non-voting and classified as profits interests within the meaning of U.S. Treasury Regulations.

Company founder and CEO Justin Ayars holds 1,225,000 Class A units. Three other members hold 193,009 Class A units, 13,618 Class A units, and 16,951 Class A units.

Three members hold 100,000 Class B units, 75,000 Class B units, and 75,000 Class B units.

The Company currently has an open offering on a private basis, subject to a Regulation D exemption to securities registration requirements under Rule 506(b), including for strategic investors in related industries, and has raised $130,000 to the date of this disclosure, in which it hopes to raise an additional $500,000.00 or more by the offering and sale of SAFE agreements.

In 2021, the Company raised funds in an offering of convertible debt notes, in the amount of $445,000, in reliance on a Regulation D exemption under Rule 506(b). Key terms of those notes include an interest rate of 8.5%, a qualified financing of $6,000,000.00 to trigger conversion,

and conversion at the lower of an 80% discount or a per-unit price based on a $12,500,000 valuation cap and 2,173,579 total Company units.

The definitions and details of Class A units and Class B units are as set forth in the Company's operating agreement which is disclosed herewith.

Financial Disclosures

This financial information is as reported on the federal income tax return of the Company for its most recently completed tax year, which tax return was for tax year 2020, ending December 31, 2020.

> Total Income: $13,476.00
> Taxable Income: $0.00
> Total Tax: $0.00

Financial statements of the Company are also attached, those being Profit and Loss statements and Balance Sheets, unaudited, for the years ending December 31, 2021 and December 31, 2020.

This information and the attached financial statements are certified by the Company's chief executive officer, Justin Ayars, in the certification attached hereto.

Indebtedness

Creditor	Amount Outstanding as of 12/31/2021	Interest Rate	Maturity Date
R.A., an individual	$27,717.03		none, f/f* lender
J.A., an individual	$29,519.51		none, f/f* lender
J.D., an individual	$10,529.65		none, f/f* lender
B.L., an individual	$31,464.03		none, f/f* lender
J.L., an individual	$15,447.00		none, f/f* lender
A.R., an individual	$19,468.44		none, f/f* lender
J.U. Rev Trust	$22,853.99		none, f/f* lender
merchant cash advance servicing	$9,966	30%	N/A
J.U. Rev Trust	$300,000	11.5%	2/24/2023

* "f/f/" indicates "family and friends" lender

RISK FACTORS

The SEC requires the Company to identify risks. The Company subject to all the same risks that all companies in similar businesses share and that all companies in the global economy share. These include risks relating to overall or industry-specific downturns, political events, technological developments, hacking, and echnological infrastructure failures. Additionally, the Company remains in the early stages of its business, which is an inherently risky phase.

You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Too many telehealth options available would make competition difficult.

Providers fail to sign up at a rate that will keep a balanced patient/provider ratio.

A large entity or a major healthcare network will create a similar product and capture the growing $216B LGBTQ healthcare market by leveraging their existing scale and access to capital.

The amount of capital raised may not be enough to sustain the Company under its current business plan. The Company may need to raise additional funds. There is no guarantee the Company will be able to do so. The Company may never be able, for funding reasons or marketplace reasons, to execute its plans, in which case it would be compelled to cease operations and sell or otherwise transfer all or substantially all assets, potentially causing investors to lose their investment. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably.

Although dependent on certain key personnel, the Company does not have any "key man" life or disability insurance coverage on those people. Therefore, if any key personnel die or become disabled, the Company will not receive any compensation to assist with such transitions, hiring of replacements, and reorganizing the executive team. There is no guarantee that key personnel will stay with the Company.

The Company may lack the financial controls and procedures of public companies, and it lacks the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. The Company is not subject to that Act, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal, state, and local levels. As a provider of information, advertising, and potential referrals for healthcare services, it is possible that the Company will later be bound by, or deemed to be bound by, laws or regulations that would limit its preferred means of doing business.

Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company may implement new lines of business or offer new products and services within existing lines of business. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract users and network participants, or be subject to cost increases. In such cases, our business, financial condition or results of operations may be adversely affected. The Company's reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Damage to our reputation could negatively impact our business, financial condition and results of operations. Any incident that erodes loyalty for our brand could damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Like others, the Company faces the risk of attacks on our information infrastructure where we manage and store proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions may be difficult to identify because they are not included in commercially available antivirus programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, applications that we produce or procure from others may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(a)(6) of the

Securities Act and Regulation Crowdfunding (Reg CF) under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management will have discretion in how the Company uses the net proceeds of this offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The Company has the right to end the Offering early. Your investment commitment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You will be able to cancel your investment commitment before the offering minimum is met. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Minimum Amount after 21 calendar days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering. The first closing will occur after the Company meets the minimum Target Amount under this Offering, if that minimum Target Amount is met. At each closing, funds will be removed from escrow and transferred to the Company's bank account, and securities in the form of SPV interests will be issued to the investors. The underlying securities in the Company will be held by the SPV itself. Investors should be mindful that multiple closings would mean that they can make multiple investment commitments in the offering, which may be subject to different cancellation rights.

If an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their existing investment; it will be complete.

Risks Related to the Securities

The securities sold in this Offering will not be freely tradable until one year from the initial purchase date. Although the securities sold in this Offering may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. 15 You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the securities sold in this Offering. Because the securities sold in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities sold in this Offering have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the securities sold in this Offering may also adversely affect the price that you might be able to obtain for the securities sold in this Offering in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Investors will not have voting rights. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF or the operating agreement of the SPV.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. Equity securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce a Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the equity securities. There is no present market for the Securities and we have arbitrarily set the price. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors.

The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event. Holder of the Securities cannot be guaranteed a return in the event of a dissolution event or bankruptcy.

There is no guarantee of a return on an Investor's investment. For this reason, each Investor should read the Company's Form C and all Exhibits and related disclosures carefully and should consult with its own attorney and business advisor prior to making any investment decision. The Company has the right to limit an individual Investors commitment amount based on the Company's determination of a Investor's sophistication and relative amount to the Investors' income and net worth. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that Round Here, LLC instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses,

plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will have no such right.

EqualityMD

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Atlantic Union Checking 8542	20.00
Bill.com Money Out Clearing	0.00
Capital One Checking (3679)	0.00
Checking - Atlantic Union General (6749)	22,992.21
Total Bank Accounts	**$23,012.21**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$23,012.21**
TOTAL ASSETS	**$23,012.21**

EqualityMD

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	238,445.12
Total Accounts Payable	**$238,445.12**
Credit Cards	
Credit Card Debt	
Barclay Card #1	0.00
Barclay Card #2	0.00
Chase Bank	0.00
Total Credit Card Debt	**0.00**
Total Credit Cards	**$0.00**
Other Current Liabilities	
Accrued Interest on Loans	31,663.89
Accrued Payables	3,500.00
Loans Payable	
Loan Payable - RA	27,717.03
Loan Payable - JA	29,519.51
Loan Payable - JD	10,529.65
Loan Payable - JF	0.00
Loan Payable - BL	31,464.03
Loan Payable - JL	15,447.00
Loan Payable - AR	19,468.44
Loan Payable - JU Rev Trust	22,853.99
Total Loans Payable	**156,999.65**
MCA Servicing Loan	9,966.76
SAFE Note	110,000.00
Virginia Department of Taxation Payable	108.00
Total Other Current Liabilities	**$312,238.30**
Total Current Liabilities	**$550,683.42**
Long-Term Liabilities	
Notes Payable	
JU Rev Trust	300,000.00
Shareholder Notes Payable	0.00
Total Notes Payable	**300,000.00**
Total Long-Term Liabilities	**$300,000.00**
Total Liabilities	**$850,683.42**

EqualityMD

Balance Sheet
As of December 31, 2021

	TOTAL
Equity	
Opening Balance Equity	-204,718.82
Retained Earnings	
Shareholder Equity	
Series Seed	445,000.00
Total Shareholder Equity	**445,000.00**
Net Income	-1,067,952.39
Total Equity	**$ -827,671.21**
TOTAL LIABILITIES AND EQUITY	**$23,012.21**

Doc ID: 35271997eebbdfb1d1ad6d87c80f2eb56dca9f26

EqualityMD

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	15.00
Sales of Product Income	1,800.00
Total Income	**$1,815.00**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Web Service Provider	284.50
Total Cost of Goods Sold	**284.50**
Total Cost of Goods Sold	**$284.50**
GROSS PROFIT	**$1,530.50**
Expenses	
Employee Related Expenses	
Contractors - General	171,885.76
Contractors - KiwiTech	108,304.00
Employee Benefits - ER Paid	10,500.00
Payroll Expenses	177.48
Total Employee Related Expenses	**290,867.24**
General & Administrative Expense	39.00
Bank Charges & Fees	2,947.96
Donations	3,232.33
Due & Subscriptions	7,952.01
Licenses & Permits	1,445.00
Meals & Entertainment - G&A	6,640.04
Misc Office Expense	18,945.90
Non-Travel - Auto, Parking, Taxi	8,408.47
Office Supplies	3,066.08
Postage & Shipping	455.40
Software Subscriptions	13,970.83
Total General & Administrative Expense	**67,103.02**
Insurance	
Auto Insurance Policy	3,334.25
Crime Policy	687.50
General Liability Insurance (BOP)	2,564.94
Technology Policy (MPL)	6,345.21
Total Insurance	**12,931.90**
Interest Paid	2,575.02
Legal & Professional Services	
Accounting & Audit	143,485.00
Attorney Fees	231,034.00
Operations Consulting Fees	119,686.25

Doc ID: 35271997eebbdfb1d1ad6d87c80f2eb56dca9f26

EqualityMD

Profit and Loss
January - December 2021

	TOTAL
Professional Fees - Other	26,170.00
Total Legal & Professional Services	**520,375.25**
Marketing & Advertising	
Advertising Expense	11,609.31
Branding Expense	424.90
Direct Marketing	271.95
Marketing - Other	1,369.33
Marketing Consulting	52,500.00
Marketing Software	6,250.48
Trade Events	4,445.00
Website Development	1,000.00
Website Hosting	757.38
Total Marketing & Advertising	**78,628.35**
Occupancy Expense	
Office Expense - Other	1,181.97
Rent Expense	22,800.00
Repairs & Maintenance	2,845.21
Security Expense	663.99
Telephone	4,349.75
Utilities	495.20
Total Occupancy Expense	**32,336.12**
Travel & Entertainment	
Air Travel	9,074.51
Hotel	2,866.98
Meals & Entertainment	4,814.05
Rental Car Expense	298.73
Travel & Entertainment - Other	80.12
Travel - Auto, Parking, Taxi	3,565.66
Total Travel & Entertainment	**20,700.05**
Total Expenses	**$1,025,516.95**
NET OPERATING INCOME	$ -1,023,986.45
Other Income	
Interest Income (Expense)	-43,965.94
Total Other Income	**$ -43,965.94**
NET OTHER INCOME	$ -43,965.94
NET INCOME	$ -1,067,952.39

	FY20
Revenue	2,576
TOTAL	**2,576**

TRUE

EXPENSES:	**FY20**
Advertising Expense	599
Auto Expenses	1,076
Bank Fees	1,173
Board of Directors Fees	550
Dues & Memberships	600
Dues & Subscriptions	2,321
Filing & Registration Fees	161
Insurance	1,689
Legal & Professional Fees	13,091
Meals & Entertainment (50% Deductible) - Client meals/entertainment	261
Office Rent	6,944
Office Supplies/Expenses	3,898
Other Accounting Fees	300
Other Tech Expenses	3,275
Repairs and Maintenance	70
Seminars & Conferences	240
T&E - Other	1,056
Telephone	1,228
Travel	852
Utilities	2,677
Webconferencing & Teleconferencing	157
TOTAL	**42,219**

TRUE

BALANCE SHEET:	**FY20**
Director Investment	6,000
Grant	12,000
Loan Payable	58,550
Note Payable	45,759
Outside Investment	35,000
TOTAL	**157,309**

TRUE

EqualityMD, LLC
Reg CF offering, officer's financial certification

I, Justin Ayars, certify that:

(1) the financial statements of EqualityMD, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of EqualityMD, LLC included in this Form reflects accurately the information reported on the tax return for EqualityMD, LLC filed for the fiscal year ended December 31, 2020

Justin Ayars
_____
Title: Chief Executive Officer

TITLE		EqualityMD - officer cert
FILE NAME		Eq MD - financial...ation 02 2022.pdf
DOCUMENT ID		35271997eebbdfb1d1ad6d87c80f2eb56dca9f26
AUDIT TRAIL DATE FORMAT		MM / DD / YYYY
STATUS		● Signed

Document History



SENT

02 / 03 / 2022
15:13:12 UTC

Sent for signature to Justin Ayars (justin@equalitymd.com)
from chris@threshold.cc
IP: 100.7.63.19



VIEWED

02 / 03 / 2022
16:25:06 UTC

Viewed by Justin Ayars (justin@equalitymd.com)
IP: 23.105.173.150



SIGNED

02 / 03 / 2022
16:25:42 UTC

Signed by Justin Ayars (justin@equalitymd.com)
IP: 23.105.173.150



COMPLETED

02 / 03 / 2022
16:25:42 UTC

The document has been completed.